Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports First Quarter 2016 Financial and Operating Results
Pivotal Phase 3 Programs for Macrilen™ and Zoptrex™ Expected Completion in Q3 2016
All $ amounts are in US Dollars
First quarter key developments

•	Product development on track towards registration

◦	Zoptrex™ (zoptarelin doxorubicin) pivotal Phase 3 clinical program on track for completion in Q3 2016

◦	Zoptrex™ licensee in China and related territories, Sinopharm A-Think Pharmaceuticals Co., Ltd., scheduled to file IND in Q2 2016 and to commence clinical study in H2 of 2016

◦	Macrilen™ (macimorelin) confirmatory Phase 3 Trial for the evaluation of AGHD enrollment and site initiation also on track for completion in Q3 2016

•	Co-promotion commission revenue showing favorable trend

◦	Saizen® new-patient-starts exceeded the baseline by over 66%; new-patient-starts increased 88% over the fourth quarter of 2015

◦	APIFINY® generates commission revenue, although promotion by entire sales force began only midway through first quarter.

◦	APIFINY® agreement expanded to exclusive promotion agreement throughout the U.S. effective June 1.

•	Solid Financial condition as anticipated

◦	$33.0 million unrestricted cash and cash equivalents at Quarter end

◦	Expected average monthly operating burn rate of approximately $2.8 million during remainder of 2016

◦	No Common Shares issued during Quarter; 9,928,697 Common Shares outstanding at Quarter end
Charleston, SC, May 9, 2016 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health, today reported financial and operating results for the first quarter ended March 31, 2016.
Commenting on first quarter results, David A. Dodd, Chairman, President and Chief Executive Officer of the Company, stated, “During the first quarter, we made steady progress in the areas of product development, commercial performance and financial operations. I am pleased to report that we remain on track to attain our 2016 corporate objectives. We still expect to complete the pivotal Phase 3 Zoptrex™ trial in Q3 of 2016 and to report top-line results by year-end.”
Mr. Dodd continued his commentary with a discussion of the development of Macrilen™, which, if approved, will be the only FDA-approved means of evaluating adult growth hormone deficiency (AGHD), “Since announcing patient recruitment in the fourth quarter of last year, our CRO has opened approximately 20 of our anticipated 30 sites, enrolling approximately 30 patients. The pace of recruitment is accelerating, confirming our expectation that the confirmatory Phase 3 clinical study of Macrilen™ will be concluded in Q3 of 2016, also with top-line results being reported as soon as possible following trial conclusion. We feel very confident that the confirmatory study, which will consist of approximately 30 sites and a minimum of 110 patients, is on schedule.”
Concluding, Mr. Dodd addressed the Company’s commercial operations, stating, “We are pleased with the building of success from our promotion of Saizen® during the first quarter. Exceeding our baseline by 66% during the quarter was a great accomplishment by our sales team. Now that they have a number of targets that more closely matches our promotional capacity, we believe they should be in a position to produce meaningful commission revenue this year. I am hopeful that we will be able to add even more targets as EMD Serono recognizes the success of our efforts. Our full sales force sold APIFINY® for only half of the first quarter but managed to generate commission revenue nevertheless. We are hopeful about the commercial potential of APIFINY® because it is the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. Physicians have long needed such an adjunct to the PSA test. With APIFINY®, we believe we can satisfy that need. As a result of our promotional efforts, we are realizing an increasing penetration and acceptance of APIFINY®. More recently, we announced the expansion of our APIFINY® agreement to reflect our exclusive rights to promote this product throughout the U.S. We believe that such an expanded agreement opens significant revenue opportunities in support of this exciting product.”
First Quarter 2016 Financial Highlights
R&D costs were $3.7 million for the three-month period ended March 31, 2016, compared to $4.5 million for the same period in 2015. The decrease for the three-month period ended March 31, 2016, as compared to the same period in 2015, is mainly attributable to lower comparative third-party costs. The decrease in third-party costs is mainly attributable to the fact that the number of patients in active treatment in the clinical trial for Zoptrex™ was lower in the first quarter of 2016, as compared to the same period in 2015. The overall decrease in R&D costs is also explained by lower employee compensation and benefits costs, lower facilities rent and maintenance as well as lower other costs. A substantial portion of this decrease is due to the realization of cost savings in connection with our effort to streamline our R&D activities and to increase our commercial operations and flexibility by reducing our R&D staff, which was started in 2014 (the "Resource Optimization Program"), for which a provision was recorded in the third quarter of 2014.
G&A expenses were $1.9 million for the three-month period ended March 31, 2016, as compared to $3.4 million for the same period in 2015. The decrease is mainly attributable to the recording during three-month period ended March 31, 2015 of certain transaction costs associated with the completion of a public, registered offering of shares and warrants in March 2015.
Selling expenses were $1.7 million for the three-month period ended March 31, 2016, essentially unchanged as compared to the same period in 2015. The selling expenses for the three-month periods ended March 31, 2016 and 2015 represent the costs of our contracted sales force related to the co-promotion activities as well as our internal sales management team. Those activities were launched during the fourth quarter of 2014.
Net loss for the three-month period ended March 31, 2016 was $3.7 million, or $0.37 per basic and diluted share, compared to a net loss of $9.7 million, or $13.59 per basic and diluted share for the same period in 2015. The decrease in net loss for the three-month period ended March 31, 2016, as compared to the same period in 2015, is due largely to lower operating expenses and higher comparative net finance income.
Cash and cash equivalents were approximately $33.0 million as at March 31, 2016, compared to $41.5 million as at December 31, 2015.
Conference Call & Webcast
The Company will host a conference call and live webcast to discuss these results on Tuesday, May 10, 2016, at 8:30 a.m., Eastern Time.  Participants may access the live webcast via the Company's website at www.aezsinc.com, or by telephone using the following number: 201-689-8029, Confirmation #13635224. A replay of the webcast will also be available on the Company’s website for a period of 30 days.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We are now conducting Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition or license of products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the US Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, the ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except if required to do so.

Contact
Philip A. Theodore
Senior Vice President
IR@aezsinc.com
843-900-3211

Attachment: Financial summary

Condensed Interim Consolidated Statements of Comprehensive Loss Information
(Unaudited)

	Three months ended March 31,
(in thousands, except share and per share data)	2016	2015
	$	$
Revenues
Sales Commission and Other	181	—
License fees	61	73
	242	73
Operating expenses
Research and development costs	3,657	4,466
General and administrative expenses	1,894	3,443
Selling expenses	1,682	1,700
	7,233	9,609
Loss from operations	(6,991)	(9,536)
Gain (loss) due to changes in foreign currency exchange rates	468	(1,474)
Change in fair value of warrant liability	2,805	1,189
Other finance income	42	185
Net finance income (costs)	3,315	(100)
Net loss from continuing operations	(3,676)	(9,636)
Net loss from discontinued operations	—	(100)
Net loss	(3,676)	(9,736)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(469)	1,775
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(1,426)	(1,301)
Comprehensive loss	(5,571)	(9,262)
Net loss per share (basic and diluted) from continuing operations	(0.37)	(13.45)
Net loss per share (basic and diluted) from discontinued operations	—	(0.14)
Net loss per share (basic and diluted)	(0.37)	(13.59)
Weighted average number of shares outstanding:
Basic	9,928,697	716,536
Diluted	9,928,697	716,536

Consolidated Interim Consolidated Statement of Financial Position Information
(Unaudited)

	As at March 31,	As at December 31,
(in thousands)	2016	2015
	$	$
Cash and cash equivalents[1]	32,981	41,450
Trade and other receivables and other current assets	1,358	944
Restricted cash equivalents	266	255
Property, plant and equipment	231	256
Other non-current assets	9,210	8,593
Total assets	44,046	51,498
Payables and other current liabilities[2]	3,643	4,770
Current portion of deferred revenues	254	244
Warrant liability (current and non-current portions)	8,086	10,891
Non-financial non-current liabilities[3]	15,766	13,978
Total liabilities	27,749	29,883
Shareholders' equity	16,297	21,615
Total liabilities and shareholders' equity	44,046	51,498
_________________________
1 Approximately $1.1 and $1.5 million are denominated in EUR as at March 31, 2016 and December 31, 2015, respectively.

[2]	Approximately $0.2 and $0.6 million related to our provision for restructuring as at March 31, 2016 and December 31, 2015, respectively.
3 Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

5